EXHIBIT 99.1

Sale of Shareholding in Avenir LNG Limited

Golar LNG Limited (“Golar”) has entered into a share purchase agreement for the sale of all its shares in Avenir LNG Limited ("Avenir LNG" or “Avenir”) to Stolt-Nielsen Gas Ltd. for a total consideration of approximately USD 40 million (the "Transaction"). The Transaction is expected to be completed during the first quarter of 2025, subject to fulfilment of the conditions under the share purchase agreement.

Golar will remain a 25% shareholder and debt provider to Higas Srl, the HIGAS LNG storage terminal in Sardinia, (“HIGAS”) that was spun off from Avenir LNG in October 2024. As of end October 2024, the book value of HIGAS was USD 40.5 million (on a 100% basis), of which $24.7m was shareholder loans and $15.8m shareholders equity.

Golar CEO Karl-Fredrik Staubo commented: “The sale of Golar’s shareholding in Avenir LNG is in line with our strategy to focus on expanding our market leading FLNG position. Golar is proud to have founded Avenir LNG into one of the largest small-scale LNG shipping companies globally alongside our partners Stolt Nielsen and Höegh. Following the sale of Hygo Energy Transition Ltd. in 2021, our Avenir LNG investment was no longer deemed a core asset of Golar’s portfolio. We wish the Avenir LNG team and Stolt-Nielsen all the best for the future development of Avenir.”

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
January 27, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act